Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

WAVE Life Sciences Ltd.

We consent to the incorporation by reference in the registration statement (No. 333-208598) on Form S-8 of WAVE Life Sciences Ltd., of our report dated March 30, 2016, with respect to the consolidated balance sheets of WAVE Life Sciences Ltd. as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive loss, Series A preferred shares and shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of WAVE Life Sciences, Ltd.

/s/ KPMG LLP

Cambridge, Massachusetts

March 30, 2016